August 5, 2021	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.

Amendment No. 2 to Registration Statement on Form S-1

CIK No. 0001846084

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 28, 2021, to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (CIK No. 0001846084) (the “Registration Statement”). The Registration Statement was filed with the Commission on June 15, 2021. For your convenience, the Staff’s comments have been set forth below in bold face type in their entirety, with the Company’s response to a particular comment set out immediately beneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission with Amendment No. 2 to the Registration Statement (“Amendment No. 1”).

Draft Registration Statement on Form S-1 filed June 15, 2021

Summary of the Prospectus

Launch cargo charter flights with A321P2F (Passenger to Freighter), page 4

1. We note your response to our prior comment 5. Please balance your disclosure to describe the material risks you retain or assume under the ACMI/Wet Lease charter operations.

Response:	The Company has revised its disclosure on pages 4 and 55 in response to the Staff’s comment.

200 South Biscayne Boulevard 30th Floor Miami, FL 33131

305.704.5940    800.215.2137    305.704.5955 Fax    cozen.com

Anuja A. Majmudar

United States Securities and Exchange Commission

August 5, 2021

Location of Operations Bases, page 5

2.

We note your response to our prior comment 7 and revised risk factor disclosure. Please revise this section to clarify that while the Airport Use Agreement with Miami International Airport permits operating charter flights out of Concourse E, it does not guarantee availability of boarding gates or landing slots at that airport.

Response:	The Company has revised its disclosure on pages 5 and 56 to add this disclosure in response to the Staff’s comment.

Risk Factors

We must obtain additional financing to complete the FAA certification process, page 25

3.

Please reconcile your revised disclosure on page 4 that GlobalX currently has over $10 million in available cash along with $2 million in deposits and prepaids, and that these cash amounts are sufficient available capital to achieve the milestones referenced in that section, with your risk factor disclosure on page 25 that you must obtain additional financing to complete the FAA certification process.

Response:	The risk factor on page 25 has been deleted. The FAA certification process has been completed. Evidence of the FAA certification is attached as Exhibit A.

Description of Capital Stock, page 81

4.

Please disclose all material terms regarding the voting rights, dividend rights and conversion rights of the Class A Non-Voting Common Stock and Class B Non-Voting Common Stock. In that regard, we note the rights set forth in Article IV of the Amended and Restated Certificate of Incorporation filed as Exhibit 3.1.

Response:	The Company has revised its disclosure on page 81 to add this additional description in response to the Staff’s comment.

Selling Stockholders, page 89

5.

With respect to the shares in the table to be resold by Ascent Global Logistics, Inc. and Cordia Management Inc., please revise to clarify which shares are being offered for resale pursuant to this prospectus, and which shares will be beneficially owned after the offering. In that regard, it appears that there is a typographical error with respect to the placement of the related data in the selling stockholders table.

Response:	The share numbers the Staff references appear in the wrong columns. The Company has revised its disclosure on page 89 to correct this table in response to the Staff’s comment.

Anuja A. Majmudar

United States Securities and Exchange Commission

August 5, 2021

Note 3 Deferred Financing Fee, page F-34

6.

We note that you expanded your accounting policy note to include a definition of foreign currency transactions in response to prior comment 25. We had previously observed that your CAD dollar denominated note was reported on your balance sheet at $1,570,800 as of both December 31, 2020 and March 31, 2021, which seems to imply that either 1) there was no change in the US/CAD dollar exchange rate during the quarter ended March 31, 2021, or 2) that an entry to record the foreign currency gain or loss for the three months ended March 31, 2021 was omitted.

However, on page 37 you state that “The Company recorded a foreign exchange gain for the three months ended March 31, 2021 in the amount of $136,808, compared to $Nil for the three months ended March 31, 2020.” Please provide us with details regarding the composition of the foreign currency transaction gain reported in MD&A and explain why your CAD dollar denominated liability does not appear to have been adjusted pursuant to FASB ASC 830-25-1 and 2.

Response:

The CAD dollar denominated liability was not adjusted due to an error. There was an error in the preparation of the financial statements as the wrong exchange rate was used to calculate the March 31, 2021 balance. The note for CAD 2,000,000 was reported on the financial statements as follows:

•	As of December 31, 2020, the note was reported for $1,570,800 (CAD 2,000,000 x 0.7854 exchange rate as of 12/31/20).

•

As of March 31, 2021, we inaccurately reported for $1,570,800. The amount should have been reported for $1,586,000 (CAD 2,000,000 x 0.793 exchange rate at March 31, 2021). The CAD principal was accidentally multiplied by the exchange rate as of December 31, 2020 instead of March 31, 2021. We believe the $15,200 net difference is an immaterial change for this statement and will be corrected going forward.

The Company has not revised its disclosure due to the immateriality of this amount.

Exhibit B contains the details regarding the composition of the foreign currency transaction gain reporting in the MD&A section of the Form S-1.

Note 10 Share Capital and Additional Paid-In Capital Authorized, page F-37

7.

We note your response to prior comment 26 and disclosures on pages F-13 stating “the Company recognized the issuance of the restricted and unregistered share capital based on the assumption of net monetary liabilities, along with a recapitalization. On the date of the

Anuja A. Majmudar

United States Securities and Exchange Commission

August 5, 2021

Transaction, net liabilities of $779,984 were assumed.” You also state “At the time of the merger Canada Jetlines had a working capital deficit of $566,746 and Global Crossing Airlines had a zero working capital deficit. Assets consisted of cash on hand and liabilities primarily related to vendor payables and loans payable to related parties.” However, it remains unclear how the net liabilities assumed reconciles to the $1,286,533 debit to APIC, and it is unclear which entity you are referring to with the last sentence cited above.

On page F-20 you also state that “The consolidation resulted in each shareholder of the Company receiving one post-consolidation share for every ten pre-consolidation common shares held, for a total of 8,529,853 common shares.” However, on page F-6 you report 8,482,990 shares deemed to be issued from the standpoint of Global USA, i.e. representing the outstanding share capital of the legal entity prior to the transaction.

Please further revise your disclosures to resolve these inconsistencies and to include details sufficient to understand how the net liability position of Canada Jetlines, Ltd. is reflected in your equity adjustment. Please also submit for our review a reconciliation between the individual assets and liabilities recognized and those reflected in the capital deficit of CAD$ 1,417,114 reported by this entity on SEDAR as of March 31, 2020, and explanations for all material variations.

Response:

The $779,984 was an unaudited number as of June 22, 2020. At year end various audit adjustments impacted the net liabilities and the note was not properly updated. We have revised the net liability number on page F-12 in response to the Staff’s comment.

In addition, the $566,746 was determined not to be material to this filing and we elected to delete this sentence from page F-13

Page F-19 and F-20 was updated to reflect the correct number and now ties to F-6

As it relates to the March 31, 2020 capital deficit of $1,417,114 compared to the equity adjustment, the difference can be attributed to foreign exchange rates and timing as the transaction occurred on June 23, 2020.

Exhibits

8.	Please file as an exhibit the Certificate of Designations, Powers, Preferences and Rights for the Class A Non-Voting Common Stock that you reference on page 47.

Response:

The Amended and Restated Certificate of Incorporation was filed as Exhibit 3.1 and supersedes the Certificate of Designations, Powers, Preferences and Rights for the Class A Non-Voting Common Stock (“Certificate of Designations”). We, therefore, will not be filing the Certificate of Designations.

Anuja A. Majmudar

United States Securities and Exchange Commission

August 5, 2021

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission

John Cannarella, Esq., U.S. Securities and Exchange Commission

Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Jahan Islami, Esq., Cozen O’Connor

Order: 2021-8-3

Served: August 4, 2021

UNITED STATES OF AMERICA DEPARTMENT OF TRANSPORTATION OFFICE OF THE SECRETARY WASHINGTON, D.C.

Issued by the Department

of Transportation on the 4th day of August, 2021

Applications of

GLOBAL CROSSING AIRLINES, INC.	Docket DOT-OST-2020-0041
Docket DOT-OST-2020-0042
for certificates of public convenience and necessity under 49
U.S.C. § 41102 to engage in interstate and foreign charter air transportation of persons, property, and mail

FINAL ORDER ISSUING INTERSTATE CERTIFICATE

By Order 2021-7-17, issued on July 23, 2021, the U.S. Department of Transportation (the “Department”) directed all interested persons to show cause why it should not make final its tentative findings and conclusions stated in it and award certificates of public convenience and necessity to Global Crossing Airlines, Inc. (“Global Crossing”), authorizing it to engage in interstate and foreign charter air transportation of persons, property, and mail. Interested persons were given 7 business days to file objections to the Order.

No objections to the Show Cause Order were received. Thus, by this Order, the Department finds Global Crossing fit, willing, and able to engage in interstate charter air transportation of persons, property, and mail, and issues a certificate authorizing Global Crossing to engage in such operations.1

ACCORDINGLY:

1. The Department finds that Global Crossing Airlines, Inc., is fit, willing, and able to engage in interstate charter air transportation of persons, property, and mail.

2. The Department issues a certificate of public convenience and necessity to Global Crossing Airlines, Inc., to engage in interstate charter air transportation in the form and subject to the Terms, Conditions, and Limitations attached.

3. The Department directs that should Global Crossing Airlines, Inc. propose to operate more than two aircraft, it must first notify the Department in writing at least 45 days prior to the proposed operation and demonstrate its fitness to conduct such operations before their commencement.

[1]

By this Order, we issue only an interstate certificate to Global Crossing. Issuance of a foreign certificate is subject to Presidential review under 49 U.S.C. § 41307 and will be handled in a separate order.

4. The Department directs Global Crossing Airlines, Inc. to submit to the Air Carrier Fitness Division a first-year progress report within 45 days following the end of its first year of certificated operations.2

5. We will serve a copy of this Order on the persons listed in Attachment A to this Order.

By:

CAROL A. (ANNIE) PETSONK

Deputy Assistant Secretary for Aviation and International Affairs

An electronic version of this document is available at

http://www.regulations.gov

[2]

The report shall include a description of the air carrier’s current operations (number and type of aircraft, principal markets served, total number of full-time and part-time employees), a summary of how these operations have changed during the year, a discussion of any changes it anticipates from its current operations during its second year, current financial statements, and a listing of current senior management and key technical personnel. The air carrier should also be prepared to meet with staff members of the Fitness Division to discuss its current and future operations.

2

Certificate of Public Convenience and Necessity

for

Interstate Charter Air Transportation

This Certifies That

GLOBAL CROSSING AIRLINES, INC.

is authorized, subject to the provisions of Subtitle VII of Title 49 of the United States Code, the orders, rules, and regulations issued thereunder, and the attached Terms, Conditions, and Limitations, to engage in interstate charter air transportation of persons, property, and mail.

This Certificate is not transferable without the approval of the Department of Transportation.

By Direction of the Secretary

Issued by Order 2021-8-3	Carol A. (Annie) Petsonk
On August 4, 2021	Deputy Assistant Secretary for
Effective on (see attached)	Aviation and International Affairs

Terms, Conditions, and Limitations GLOBAL CROSSING AIRLINES, INC.	Attachment

is authorized to engage in interstate charter air transportation of persons, property and mail between any point in any State, territory, or possession of the United States or the District of Columbia, and any other point in any of those entities.

This authority is subject to the following provisions:

(1) The authority to operate under this certificate will not become effective until six (business) days after the Department has received the following documents; provided, however, that the Department may stay the effectiveness of this authority at any time prior to that date:

(a) A copy of the holder’s Air Carrier Certificate and Operations Specifications authorizing such operations from the Federal Aviation Administration (FAA).

(b) A certificate of insurance on OST Form 6410 evidencing liability insurance coverage meeting the requirements of 14 CFR 205.5(b) for all of its aircraft.

(c) A statement of any changes the holder has undergone in its ownership, key personnel, operating plans, financial posture, or compliance history, since the date of the Show Cause Order in this case.

(d) A revised list of pre-operating expenses already paid and those remaining to be paid, as well as independent verification that the holder has available to it funds sufficient to cover any remaining pre-operating expenses and to provide a working capital reserve equal to the operating costs that would be incurred in three months of operations.

(2) Pending receipt of effective authority, the holder may not accept payment of any kind (i.e., cash, check, or credit card) or issue waybills for the operations proposed under this certificate, and any advertisement or listing of flights by the holder must prominently state: “This service is subject to receipt of government operating authority.”

(3) The holder shall at all times conduct its operations in accordance with the regulations prescribed by the Department of Transportation for the services authorized by this certificate, and with such other reasonable terms, conditions, and limitations as the Department of Transportation may prescribe in the public interest.

(4) The holder’s authority under this certificate is effective only to the extent that such operations are also authorized by the Federal Aviation Administration (FAA), and comply with all U.S. Government requirements concerning security, including, but not limited to 49 CFR Part 1544. *

(5) The holder shall at all times remain a “Citizen of the United States” as required by 49 U.S.C. 40102(a)(15).

(6) The holder shall maintain in effect liability insurance coverage as required under 14 CFR Part 205. Failure to maintain such insurance coverage will render a certificate ineffective, and this or other failure to comply with the provisions of Subtitle VII of Title 49 of the United States Code or the Department’s regulations shall be sufficient grounds to revoke this certificate.

(7) The holder is not authorized to engage in air transportation operations between points within the State of Alaska.

(8) Should the holder propose any substantial change in its ownership, management, or operations (as defined in 14 CFR 204.2(l)), it must first comply with the requirements of 14 CFR 204.5.

(9) In the event that the holder does not commence actual flying operations under this certificate within one year of the date of the Department’s determination of its fitness, its authority shall be revoked for dormancy, unless the holder is conducting operations under another type of certificate authority. Further, in the event that the holder commences operations for which it was found “fit, willing, and able” and subsequently ceases all such operations, its authority under all certificates held shall be suspended under the terms of 14 CFR 204.7 and the holder may neither recommence nor advertise such operations unless its fitness to do so has been redetermined by the Department. Moreover, if the holder does not resume operations within one year of its cessation, its authority shall be revoked for dormancy.

*

To assure compliance with all applicable U.S. Government requirements concerning security, the holder shall, before commencing any new service (including charter flights) to or from a foreign airport, contact its Principal Security Inspector (PSI) to advise the PSI of its plans and to find out whether the Transportation Security Administration has determined that security is adequate to allow such airport(s) to be served.

2

ATTACHMENT A

SERVICE LIST FOR

GLOBAL CROSSING AIRLINES, INC.

ED WEGEL	OFFICE OF AIRLINE INFO
CEO	DEPT OF TRANSPORTATION
GLOBAL CROSSING AIRLINES	1200 NEW JERSEY AVE SE
MIAMI INTL AIRPORT	WASHINGTON DC 20590
MIAMI FL 33142
DAVID LUSK AFS-900
JOHN MIETUS	MANAGER CSET
LAW OFFICE OF JOHN MIETUS LLC	FAA SUITE 203B
9710 TRAVILLE GATEWAY DRIVE #274	45005 AVIATION DRIVE
ROCKVILLE MD 20850	DULLES VA 20166-7537

VINCENT ROSSI	KIM EDWARDS
CERTIFICATION PROJECT MANAGER	TECHNICAL PROGRAMS BRANCH
FEDERAL AVIATION ADMINISTRATION	AFS 260

CYNTHIA DOMINIK	J PARKER ERKMANN
ASST CHIEF COUNSEL FOR	COOLEY LLP
ENFORCEMENT	1200 PENNSYLVANIA AVE NW
AGC-300	SUITE 700
FEDERAL AVIATION ADMINISTRATION	WASHINGTON DC 20004
800 INDEPENDENCE AVE SW
WASHINGTON DC 20591

EXHIBIT B

Global Crossing Airlines Group Inc.

Foreign Exchange Gain

Three Months Ended March 31, 2021

I\Co Canada Jetlines Operations	77,894
I\Co Target Exploration and Mining Corp.	22,887
Eliminating JEs	33,763
Others	2,264

136,808

Global Crossing Airlines LLC

March 31, 2021

Due from Canada Jetlines Operations	8,207,987
FX gain @ 03/31/2021	77,894

Due from Canada Jetlines Operations	8,285,881

Canada Jetlines Operations Ltd.

Due to Global Crossing Airlines LLC	CAD10,448,778
Exchange Rate	0.793

Due to Global Crossing Airlines LLC	USD 8,285,881

Global Crossing Airlines Inc.

March 31, 2021

Due from Target Exploration and Mining Corp.	2,365,227
FX gain @ 03/31/2021	22,887

Due from Canada Jetlines Operations	2,388,114

Target Exploration and Mining Corp.

Due to Global Crossing Airlines LLC	CAD3,011,493
Exchange Rate	0.793

Due to Global Crossing Airlines LLC	USD2,388,114